SCHEDULE 13D

            INFORMATION REQUIREMENTS FOR FILING UPON ACQUISITION OF
     FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO THE REPORTING
                          REQUIREMENTS OF THE 1934 ACT

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.1 )*

                                  COLMENA CORP.
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
        -----------------------------------------------------------------
                        (Title of Classes of Securities)

                                    195196100
        -----------------------------------------------------------------
                                 (CUSIP Number)

                                Jeffrey G. Klein
                               23123 State Road 7
                                   Suite 350B
                            Boca Raton, Florida 33428
                                 (561) 470-9010
        -----------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 1998
        -----------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X ].

(1)    NAME OF REPORTING PERSONS. S.S. or
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Blue-Lake Capital Corp.                       65-0703836
         Jerrold Tucker A/C/F Shayna Tucker            ###-##-####
         Jerrold Tucker A/C/F Montana Tucker           ###-##-####
         Michelle Tucker                               ###-##-####
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]                            (b) [ X ]

--------------------------------------------------------------------------------
(3)    SEC USE ONLY
--------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
(5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                       [  ]
         NA
--------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         All individuals are United States Citizens. Blue Lake Capital Corp. is a Florida corporation
--------------------------------------------------------------------------------
                             (7)   SOLE VOTING POWER
                                   Blue Lake Capital Corp.               100,000
NUMBER OF                          Jerrold Tucker A/C/F Shayna Tucker    220,000
SHARES BENEFICIALLY                Jerrold Tucker A/C/F Montana Tucker   220,000
OWNED BY EACH                      Michelle Tucker                       250,000
REPORTING PERSON WITH        ---------------------------------------------------
                             (8)   SHARED VOTING POWER    There is no Shared
                                   voting power amongst the reporting persons
                             ---------------------------------------------------


                             (9)   SOLE DISPOSITIVE POWER
                                   Blue Lake Capital Corp.               100,000
                                   Jerrold Tucker A/C/F/ Shayna Tucker   220,000
                                   Jerrold Tucker A/C/F Montana Tucker   220,000
                                   Michelle Tucker                       250,000
                             ---------------------------------------------------

                             (10)  SHARED DISPOSITIVE POWER     There is no
                                   Shared dispositive power amongst the
                                   shareholders.

--------------------------------------------------------------------------------
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Blue Lake Capital Corp                        100,000
         Jerrold Tucker A/C/F/ Shayna Tucker           220,000
         Jerrold Tucker A/C/F Montana Tucker           220,000
         Michelle Tucker                               250,000

--------------------------------------------------------------------------------
(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                [   ]
--------------------------------------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)

         Blue Lake Capital   Corp.                     1.29%
         Jerrold Tucker A/C/F/ Shayna Tucker           2.84%
         Jerrold Tucker  A/C/F Montana Tucker          2.84%
         Michelle Tucker                               3.24%



--------------------------------------------------------------------------------
(14) Type of Reporting Person*

         Blue Lake Capital Corp.                       Corporation
         Michelle Tucker A/C/F/ Shayna Tucker          Individual
         Michelle Tucker A/C/F Montana Tucker          Individual
         Michelle Tucker                               Individual

--------------------------------------------------------------------------------

Item 1. Security and Issuer

        Colmena Corp..
        Common Stock
        25100 Detroit Road
        Westlake, OH 44145

Item 2. Identity and Background

         1.        (a)     Blue Lake Capital Corp.

                   (b)     902 Clint Moore Road
                           Suite 136
                           Boca Raton, Florida 33487
                           EIN: 65-0703836

                   (c)     Investment and consulting services

                   (d)     Not Applicable

                   (e)     Not Applicable

                   (f)     A Florida corporation

         2.        (a)     Jerrold Tucker A/C/F Shayna Tucker.

                   (b)     902 Clint Moore Road
                           Suite 136
                           Boca Raton, Florida 33487
                           SSN: ###-##-####

                   (c)     Businessman

                   (d)     Not Applicable

                   (e)     Not Applicable

                   (f)     United States citizen

         3.        (a)     Jerrold Tucker A/C/F Montana Tucker.

                   (b)     902 Clint Moore Road
                           Suite 136
                           Boca Raton, Florida 33487
                           SSN: ###-##-####

                   (c)     Businesswoman

                   (d)     Not Applicable

                   (e)     Not Applicable

                   (f)     United States citizen

         4.        (a)     Michelle Tucker.

                   (b)     902 Clint Moore Road
                           Suite 136
                           Boca Raton, Florida 33487
                           SSN: ###-##-####

                   (c)     Businesswoman

                   (d)     Not Applicable

                   (e)     Not Applicable

                   (f)     United States citizens

ITEM 3:    Source and Amount of Funds or Other Consideration

PURCHASER             AMOUNT PURCHASED               PURCHASE DATE        COST        SOURCE

Blue Lake Capital*        100,000 common stock        4/20/98           $  1,000        PF
                           10,000 common stock        6/26/98             60,010        PF

Jerrold Tucker A/C/F      120,000 common stock        8/25/98             11,364        PF
     Shayna Tucker        100,000 common stock        12/27/98            13,636        PF

Jerrold Tucker A/C/F      120,000 common stock        8/25/98             11,367        PF
     Montanna Tucker      100,000 common stock        12/27/98            13,636        PF

Michelle Tucker           250,000 common stock        10/2/98             50,000        PF



 On July 8, 1998 Blue Lake Capital Corp. Sold 1,500 shares for $7,393.25.
 On September 22, 1998 Blue Lake Capital Corp. sold 2,500 shares for $2,493.41. On December 24, 1998 Blue Lake Capital Corp. sold 6,000 shares for $1,043.46.

Item 4. Purpose of Transaction

         As to each of the custodial accounts: Long term growth
         As to those shares owned by Blue Lake Capital and Michelle Tucker :
         Speculative

Item 5. Interest in Securities of the Issuer:

                          As to Blue Lake Capital Corp.

         (a)      Number and Percentage of Shares  of
                  Common Stock Beneficially owned:

                  100,000 shares
                  1.29%

         (b)      Sole Power to Vote or to Direct the Vote

                  100,000 shares of common stock. There is no shared voting power.

         (c)      See Item 3 above

         (d)      Not Applicable

         (e)      Not Applicable

                    As to Jerrold Tucker A/C/F Shayna Tucker.

         (a)      Number and Percentage of Shares  of
                  Common Stock Beneficially owned:

                  220,000 shares
                  2.84%

         (b)      Sole Power to Vote or to Direct the Vote

                  220,000 shares of common stock. There is no shared voting power.

         (c)      See Item 3 above

         (d)      Not Applicable

         (e)      Not Applicable

                   As to Jerrold Tucker A/C/F Montana Tucker.

         (a)      Number and Percentage of Shares  of
                  Common Stock  Beneficially owned:

                  220,000 shares
                  2.84%

         (b)      Sole Power to Vote or to Direct the Vote

                  220,000 shares of common stock. There is no shared voting power.

         (c)      See Item 3 above

         (d)      Not Applicable

         (e)      Not Applicable

                  As to Michelle Tucker

         (a)      Number and Percentage of Shares  of
                  Common Stock Beneficially owned:

                  250,000 shares
                  3.24%

         (b)      Sole Power to Vote or to Direct the Vote

                  250,000 shares of common stock. There is no shared voting power.

         (c)      See Item 3 above

         (d)      Not Applicable

         (e)      Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        None

Item 7. Material to be Filed as Exhibits

        None

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth on this statement is true, complete and correct.

                                                    January 5, 1999
                                             -------------------------------
                                                        (Date)

                                                /s/ Jerrold Tucker
                                             -------------------------------
                                               Jerrold Tucker A/C/F
                                               Shayna Tucker


                                                /s/ Jerrold Tucker
                                             -------------------------------
                                               Jerrold Tucker A/C/F
                                               Montana Tucker


                                                /s/ Michelle Tucker
                                             -------------------------------
                                               Michelle Tucker



                                                /s/ Michelle Tucker
                                             -------------------------------
                                               Michelle Tucker , President
                                               Blue Lake Capital Corp.